MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER OF 2010

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2010

The following management’s discussion and analysis ("MD&A"), which is dated as of November 12, 2010, provides a review of the activities, results of operations and financial condition of Banro Corporation (the "Company") as at and for the three and nine month periods ended September 30, 2010, as well as future prospects of the Company.  This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2010 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2009.  As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company, including the Company's annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of capital costs, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition, exploration and development of gold properties.  The Company’s main exploration and development focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga.  As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 2,638 square kilometers.

In May 2010, the Company completed a financing involving the issuance of 67,100,000 common shares of the Company at a price of Cdn$2.05 per share for aggregate gross proceeds of Cdn$137,555,000.  This financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

In August 2010, the Company announced that it has completed the restructuring of its executive management team and has fully staffed the mine development team responsible for constructing the Company’s Twangiza gold mine.  Mr. Michael Prinsloo stepped down as President, C.E.O. and a director of the Company in September 2010 and Mr. Simon Village, the Company’s Chairman of the Board, will serve as interim President and C.E.O.  Reference is made to the Company’s August 23, 2010 press release which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

In September 2010, the Company, together with DRC government leaders, South Kivu provincial government officials and local community leaders, celebrated construction of the Twangiza gold mine with a ground breaking ceremony at the plant site.  The gold plant is scheduled to begin production in the fourth quarter of 2011.  For additional information regarding this ground breaking ceremony, reference is made to the Company’s October 5, 2010 press release which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  The Company continues to receive full cooperation and support from the DRC’s central and provincial governments as well from the local communities with respect to the development of its wholly-owned gold projects in the DRC.

In October 2010, the Company announced the appointment of Dr. Peter Ruxton to its board of directors as a non-executive director and the resignation of Mr. Michael Beckett as a director of the Company.

Exploration

During the third quarter of 2010 and up to the date of this MD&A, the Company continued its exploration activities at its Twangiza, Namoya and Lugushwa projects.  Exploration activities focused on the delineation of several new mineral prospects which have been identified at Twangiza, Lugushwa and Namoya.  This exploration program consists of gridding, mapping, soil sampling, stream sediment and rock chip sampling, trenching, auger drilling, and diamond and reverse circulation (RC) drilling.  No ground exploration was undertaken with respect to the Company’s Kamituga project and the 14 exploration permit areas, although office work included interpretation and updating of geological maps for all the projects.

Twangiza
An infill drilling program continues at the Twangiza West and Twangiza East mineralized trends near the Twangiza Main deposit.  Four diamond drill holes totaling 204 meters were completed on the Twangiza West zone to facilitate the resource evaluation of an oxide potential zone delineated by previous drilling programs.

In February 2010, the Company announced results of the first phase of exploration at the newly discovered Ntula prospect, located approximately 27 kilometres west-north-west of the Twangiza Main and Twangiza North deposits at the Twangiza project.  The initial exploration work at Ntula included geological mapping, soil sampling, and rock chip sampling of artisanal workings and outcrops.

Regional exploration has continued at the Ntula prospect with trenching, surface mapping and sampling.  A diamond drilling program commenced during the third quarter of 2010 and to date 8 diamond drill holes have been completed totaling 970 meters and generating 892 core samples.  Results for this program are pending.

Geological mapping and rock-chip sampling were also conducted at the Tshondo prospect, located 9 kilometres west of the Twangiza Main deposit, as follow up work of previous encouraging rock results.

Namoya
In June 2010, the Company announced that surface exploration work had identified two new gold mineralization zones at the Namoya Summit prospect at the Namoya project.  The two new gold mineralization zones are located to the southwest and northwest of the Namoya Summit deposit.

Exploration at the Namoya project during the third quarter of 2010 focused on auger drilling, trenching, channel sampling, regolith sampling and diamond drilling.  The goal of the current exploration program at Namoya is to delineate additional, near-surface resources that are within economic hauling distances of the proposed Namoya mine.  During the third quarter of 2010, a resource diamond drilling program commenced at Mwendamboko.  It is expected that 14 resource drill holes totaling 1,655 metres will be completed at Mwendamboko during the current phase of the drilling program.  During the fourth quarter of 2010, the focus of exploration at Namoya will be the infill drilling program which will include infill definition drilling on the four main deposits of Mwendamboko, Kakula, Namoya Summit and Muvirungu.  In addition, exploration at Namoya will continue with the Kangurube West trench intersections, Stitz coring of historical tailing and alluvial sediments and follow up auger drilling programs on the various second order soil anomalies within the main grid.

Lugushwa
Field activities at the Lugushwa project during the third quarter of 2010 focused mainly on trenching and auger drilling activities on the Kelekele, Carriere A and Mpongo prospects and on the western and southern parts of the D18-D19 and G20-21 deposits.  The Company plans to complete the planned auger drilling, trenching and mapping programs primarily within the Kimbangu-Mpongo mineralized trend during the fourth quarter of 2010, including:
•	Infill auger drilling at the Carriere A south and Mpongo east prospects.
•	Trenching program in the Mpongo and Carriere A prospects and in the D18-19 and G20-21 deposits.
•	Surface mapping in the Carriere A prospect, and in the D18-D19 and G20-21 deposits.
•	Re-interpretation of trench and auger results to refine drilling targets.

Twangiza Phase 1 Development

All components of the reconditioned gold processing plant, which were shipped through Mombasa, Kenya, have now arrived on site at Twangiza (the first trucks had arrived on site during the month of July 2010).  A new shell for mill number one is being manufactured in China while other components of the mill are being refurbished in South Africa.  An assessment of secondary and tertiary crushers is being conducted at present and a decision will be made shortly as to whether these units are refurbished or replaced.

With the completion of the bulk earthworks at the Twangiza plant site and accommodation terraces, equipment was used to provide access to additional sites requiring the establishment of infrastructure.  Access roads have been established to both the Upper Stream Diversion and to the bottom of the tailings management facility (the “TMF”).  Bulk earthworks for the Upper Stream Diversion have been completed.  Access to the bottom of the TMF is currently being widened to accommodate large mining equipment.  Excavators have resumed construction of the TMF road which runs from the plant site to the top of the TMF.  This road will become the main access to site.  Sheeting operations continue on the access road between site and the National Road Number 2 (N2).  Major inclines on this road have been sheeted, and culverts are being established along the length of the route.

Civil works have progressed well given the constraints of aggregate supply.  All CIL tanks bases were completed and the steel tanks are now being erected.  Concrete bases have been established for the crushers, scrubber and mill while plinths have also been established for most of the conveyors.  The steel frame for the lime store has been completed and the concrete floor is currently being laid.  The Company remains on schedule to complete construction of the Twangiza Phase 1 gold mine in the fourth quarter of 2011.

The original 160 man camp is being expanded to house 184 persons by erecting additional units and by increasing the accommodation capability of existing units.  All dormitory units are expected to be complete by the end of November 2010 and the senior management units by the end of December 2010.

The resettlement process at Twangiza involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009.  The implementation plan involving the physical movement of families from within and around the plant site, commenced early in May 2010 as per schedule and was completed by the end of June including the payment of agreed compensation.  To date, 73 households have been resettled with a further 32 households compensated but still awaiting resettlement.  It is expected that the 100th house will be handed over in the final quarter of 2010.  Resettlement is being done in a phased matter to suit construction and mining plans.

Geotechnical site investigation and water well drilling at infrastructural sites continued at Twangiza during the third quarter of 2010 and up to the date of this MD&A.  A total of 172 meters were drilled bringing to date 11 holes totaling 1,613 meters completed for flow rate measurements and monitoring.  Pumping tests will commence during the month of November 2010.  In addition, seven diamond holes totaling 70 meters were drilled on the plant site and construction camp for electrical earthing.  A total of 90 pits have been excavated at the TMF site aimed at identifying the clay horizon to be used for the TMF wall construction.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Exploration and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the nine month period ended September 30, 2010, the Company reported a net loss of $1,728,769, or $0.01 per share, compared to net income of $1,050,868, or $0.01 per share, reported for the nine month period ended September 30, 2009. For the three month period ended September 30, 2010, the Company reported net income of $1,085,133, or $0.01 per share, compared to net income of $4,548,955, or $0.04 per share, recorded during the three month period September 30, 2009. The Company’s results of operations for the three and nine month periods ended September 30, 2010 were significantly impacted by foreign exchange gains as a result of the fluctuation in the value of the United States dollar relative to the Canadian dollar. During the three and nine month periods ended September 30, 2010, significant changes in operating expenses occurred in the expense categories described below as compared to the corresponding periods of 2009:

Consulting fees
During the three and nine month periods ended September 30, 2010, consulting fees increased to $229,831 and $415,013 from $128,506 and $268,016 for the respective corresponding periods in 2009.  The increase in consulting fees in 2010 as compared to 2009 was incurred in connection with the Company’s strategic planning and other corporate advice.

Office and sundry
Office and sundry expenses increased slightly to $201,321 during the third quarter of 2010 compared to $193,872 for the third quarter of 2009.  During the nine month period ended September 30, 2010, office and sundry expenses, which include items such as rent, filing fees, insurance, communication costs as well as government fees and taxes, amounted to $769,182 compared to $824,478 for the nine month period ended September 30, 2009.

Salaries
Salary expenses increased to $1,718,718 and $2,637,278 for the respective three and nine month periods ended September 30, 2010, from $472,506 and $1,358,029 for the respective three and nine month periods ended September 30, 2009, due to the combination of salary adjustments and severance payments for departing staff.

Employee stock-based compensation
The fair value of employee stock-based compensation recorded during the nine month period ended September 30, 2010 increased to $1,685,262 from $1,390,976 recorded during the corresponding period in 2009, due to additional stock option grants during 2010. Stock-based compensation expense recorded during the third quarter of 2010 amounted to $535,970 compared to $706,374 for the third quarter of 2009.

Travel
Travel expenses increased from $207,694 and $523,699 incurred during the respective three and nine month periods ended September 30, 2009to $286,817 and $789,701 for the same respective periods in 2010, reflecting increased visits to the Company's projects in the DRC as well as increased travel with respect to other corporate activities.

Foreign exchange gain (loss)
The Company recorded foreign exchange gains of $4,297,885 and $5,385,650 during the three and nine month periods ended September 30, 2010 compared to foreign exchange gains of $6,548,929 and $6,261,514 recorded during the corresponding periods in 2009, as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income
The Company’s surplus cash is invested in US$ and CDN$ commercial paper and discount notes.  During the three and nine month periods ended September 30, 2010, these short term investments earned interest revenue of $257,712 and $432,233, respectively, compared to $79,132 and $94,418 earned during the respective corresponding periods in 2009.    Although interest rates have remained low in general, the increase in interest revenue was mainly due to an increased average balance of short term investments outstanding during the period as a result of a financing completed by the Company during the second quarter of 2010.

Exploration and development expenditures

During the nine month period ended September 30, 2010, the Company incurred exploration and development expenditures of $72,545,891, capitalized as mineral properties in the Company’s consolidated balance sheet as at September 30, 2010. The allocation of such expenditures by project was as follows:

Twangiza project	$66,331,641
Namoya project	3,173,508
Lugushwa project	2,750,634
Kamituga project	38,886
Banro Congo Mining SARL	251,222

Total	$72,545,891

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2010.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2010	2010	2010	2009
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net income (loss)	$1,085,133	$(2,105,166)	$(708,736)	$(5,815,537)
Net earnings (loss) per share	$0.01	$(0.02)	$(0.01)	$(0.05)

	2009	2009	2009	2008
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net income (loss)	$4,548,955	$(2,151,495)	$(1,346,592)	$(7,020,263)
Net earnings (loss) per share	$0.04	$(0.03)	$(0.02)	$(0.16)

The Company had net income of $1,085,133 during the third quarter of 2010 compared to a net loss of $2,105,166 in the second quarter of 2010.  The net income for the third quarter of 2010 was significantly impacted by a foreign exchange gain of $4,297,885 (compared to a foreign exchange loss of $151,281 incurred during the second quarter of 2010) and an increase in salaries due to severance payments made during the third quarter of 2010.  The Company’s net loss for the second quarter of 2010 was $2,105,166 compared to a net loss of $708,736 recorded in the first quarter of 2010.  The increase of $1,396,430 was mainly due to a foreign exchange loss of $151,281 incurred in the second quarter of 2010 as compared to a foreign exchange gain of $1,239,046 incurred in the first quarter of 2010. In addition, the Company incurred consulting fees of $185,182 during the second quarter of 2010 compared to $nil in the first quarter of 2010.  The Company’s net loss of $708,736 recorded during the first quarter of 2010 compared to a net loss of $5,815,537 incurred in the previous quarter, was significantly impacted by stock option compensation expense of $645,938 which was offset by a foreign exchange gain of $1,239,046 recorded as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar. During the fourth quarter of 2009, the Company incurred a net loss of $5,815,537 which was mainly due to the following:  (a) a loss in the amount of $3,286,153 with respect to the debt settlement with BRC DiamondCore Ltd. (“BRC”), (b) a loss in the amount of $1,237,344 in relation to a reduction in the value of the Company’s investment in BRC, (c) the recording of an equity loss in BRC of $215,154, and (d) a foreign exchange gain of $1,180,851.  During the third quarter of 2009, the Company recorded net income of $4,548,955 compared to a net loss of $2,151,495 recorded for the second quarter of 2009.  The Company’s results for the third quarter of 2009 were significantly impacted by a foreign exchange gain of $6,548,929 as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.  During the second quarter of 2009, the Company recorded a net loss of $2,151,495 compared to a net loss of $1,346,592 reported for the first quarter of 2009.  The increase in the net loss recorded during the second quarter of 2009 as compared to the first quarter of 2009 was mainly due to increased government fees and taxes, foreign exchange loss and consulting fees.  The Company recorded a net loss of $1,346,592 during the first quarter of 2009 compared to a net loss of $7,020,263 recorded during the fourth quarter of 2008.  The results in the fourth quarter of 2008 were significantly impacted by a $5,106,373 write down of the Company’s equity investment in BRC.

Liquidity and Capital Resources

As at September 30, 2010, the Company had cash and short-term investments of $111,639,458 compared to cash and short term investments of $66,016,003 as at December 31, 2009.  During the nine month period ended September 30, 2010, the Company spent $60,650,946 in exploration and development expenditures and paid $7,974,451 of accounts payables related to prior year exploration and development expenditures (compared to $12,845,754 spent in exploration expenditures during the first nine months of 2009). In addition, during the nine month period ended September 30, 2010, the Company spent $13,086,383 on capital assets (compared to $7,790,845 on capital assets spent during the nine month period ended September 30, 2009) to carry on its projects in the DRC. During the nine month period ended September 30, 2010, the Company continued the process of constructing the Twangiza Phase 1 gold mine, and continued its exploration activities at Twangiza, Lugushwa and Namoya which consisted of diamond and auger drilling, gridding, mapping, and soil, stream and rock sampling.

The Company intends to implement a phased approach for the development of the Twangiza project and to that end purchased in September 2009, a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum. The current capital cost estimate to the completion of Phase 1, which will focus on oxide mining operations, is approximately $85,000,000 as at September 30, 2010.  Final capital cost for Phase 1 will be dependent on the final tailings management facility site selection and will be reviewed and adjusted once this site is selected and designed and contingencies are finalized.

The Company currently has sufficient funds to carry out its proposed 2010 operating budget and to continue the construction of Twangiza Phase 1. However, if the Company experiences cost overruns and delays in completion schedules, there may be a need to raise additional financing in order to complete Twangiza Phase 1. In addition, the Company will require significant additional financing in order to carry out plans to fully develop its projects (see the table below for the estimated capital costs for the full development of the Twangiza project; feasibility studies in respect of the Company's other projects have not yet been completed).  The Company has no operating revenues and is wholly reliant upon external financing to fund its activities.  There is no assurance that such financing will be available on acceptable terms, if at all.

The Company’s estimated capital costs for the full development of the Twangiza project, as outlined in the updated Twangiza feasibility study (reference is made to the technical report of Senet filed on SEDAR and EDGAR dated July 17, 2009 and entitled “Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” for additional information in respect of these estimates), are summarized as follows:

Capex Summary	($ millions)
Mining	$79
Process Plant	150
Infrastructure	51
Management Costs	61
$341
Contingency	36
Total Capital Costs	$377
Hydro Power Costs	67
$444

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$627,840	$135,389	$492,451	$-	$-

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates related to the recoverability of deferred exploration and development expenditures and the assessment of other than temporary declines in investments.

The Company uses EIC-174 “Mining Exploration Costs” as a guide in determining if there is impairment in mineral properties which could affect the recoverability of the deferred exploration and development expenditures.  Thus far, there has not been an indication for an impairment test to be performed.

In addition, other critical estimates include the assumptions used in the calculation of the fair value of stock-based compensation.  The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted.  This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information.  Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted were estimated, using the Black-Scholes option-pricing model, based on the following factors:

-	risk-free interest rate: 1.63% to 2.10% (December 31, 2009 – 1.35% to 1.90%) which is based on the Canadian Zero Coupon Bond Rate;
-	expected volatility: 89.53% to 91.29% (December 31, 2009 – 92.51% to 104.91%) which is based on the Company’s historical stock price;
-	expected life: 3 years (December 31, 2009 – 2 to 3 years);
-	expected dividends: $Nil (2009 - $Nil).

Future Accounting Standards

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These sections will require that a non-controlling interest be presented as part of shareholders’ equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

IFRS Transition Plan

During fiscal 2009, the Company completed the diagnostic phase of the project and began a comprehensive analysis of Canadian GAAP and IFRS differences as well as an assessment of the impact on operations, data systems and internal controls over financial reporting. During fiscal 2010, the Company is scheduled to complete the detailed assessment phase for all standards that affect the transition.

Management has made significant progress quantifying the financial statement impacts of key differences between the Company’s current accounting policies under Canadian GAAP as disclosed in the Company’s MD&A for the second quarter of 2010 and those it expects to apply in preparing its first IFRS financial statements.

First-time Adoption

The Company’s adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all effective IFRS standards at the end of its first IFRS reporting period retrospectively.  IFRS 1 contains specific mandatory exceptions and a number of optional exemptions.  The Company has evaluated the application of IFRS 1 and the initial conclusion is that the only IFRS 1 exemption that is applicable to its first IFRS financial statements relates to share based payment transactions, specifically with respect to instalment vesting and forfeitures.

Under IFRS, when a share based payment award vests in instalments over the vesting period (graded vesting), each new instalment must be treated as a separate share option grant and therefore be measured at the fair value at each vesting period.  IFRS 2 Share Based Payments will be applied to the vested and unvested options from the date of transition to IFRS.  Management is required to estimate expected forfeitures of all option grants.  Under Canadian GAAP, management was permitted to record option grants at full value, adjusting for forfeitures as they occurred.  This is no longer an option under IFRS.  For any unvested options, the fair value will be recalculated using IFRS upon adoption.

With respect to the policy regarding the exploration and evaluation of mineral resources, the Company will disclose in its initial IFRS financial statements the split between exploration and development costs which are currently presented together under mineral properties in the balance sheet.

Other Accounting Policies

The Company has completed an evaluation and expects no significant changes to the following accounting policies:
•	Financial instruments
•	Foreign currency exchange rates
•	Impairment of assets
•	Property, plant and equipment
•	Investment in associates
•	Provisions, contingent liabilities and contingent assets

The Company continues to evaluate the impact of IFRS adoption on other areas, which may result in significant differences from current Canadian GAAP accounting policies. The International Accounting Standards Board (the “IASB”) has several projects slated for completion in 2010 and 2011 that may significantly impact the transition to IFRS and the financial statements of the Company. The Company continues to monitor the IASB’s progress on these projects and their impact on the Company’s transition plan to IFRS.

Management expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011 with no significant issues or delay.

Impact on Information Systems and Technology

The adoption of IFRS may have some impact on the Company’s information systems’ requirements. The Company is implementing systems upgrades and modifications to, among other things, ensure an efficient conversion to IFRS. The main drivers for systems changes include:

▪	Additional information required as a result of enhanced note disclosures,
▪	Tracking of IFRS to Canadian GAAP differences during the transition, and
▪	Tracking sufficient level of details within the accounting records to allow management to maintain adherence with IFRS going forward.

The impact and changes to systems are on-going and will be prioritized as part of the project.

Impact on Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The adoption of IFRS may have a significant impact on the Company’s internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) due mainly to changes in financial reporting disclosures requirements. IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In some cases, IFRS also requires different presentation on the balance sheet and income statement. This will be the most significant impact to the Company. Specifically, the increased disclosure requirements will cause the Company to change current processes and implement new financial reporting processes to ensure the appropriate data is collected for disclosure purposes. During fiscal 2010, the Company will assess all entity-level, information technology, disclosure and business process controls which may require updating and testing to reflect changes arising from conversion to IFRS. Where material changes are identified, these changes will be mapped and tested to ensure that no material control deficiencies exist as a result of the Company’s conversion to IFRS. Currently the Company does not anticipate any changes that may materially impact its ICFR and DC&P as a result of the conversion to IFRS.

Financial Instruments

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, advances receivable, short-term investments, and accounts payable approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive (loss) income. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  See Note 12 of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risks

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As at November 12, 2010, the Company had outstanding 173,061,938 common shares, warrants to purchase an aggregate of 6,000,000 common shares and stock options to purchase an aggregate of 11,216,500 common shares.

Related Party Transactions

During the three and nine month periods ended September 30, 2010, the Company paid directors’ fees of $56,250 and $168,750, respectively, to non-executive directors of the Company (compared to $30,000 and $90,000 during the same respective periods in 2009). During the three and nine months ended September 30, 2010, legal fees of $193,557 and $527,487 (compared to $204,574 and $649,315 during the same respective periods in 2009), incurred in connection with general corporate matters as well as the Company’s financing, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company.  As at September 30, 2010, $125,497 (December 31, 2009 - $29,772) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

As at September 30, 2010, an amount of $12,954 was due to BRC with respect to the Company’s share of common expenses in the DRC.  Also see Note 4 of the Interim Financial Statements for additional information.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.  In recent years, the DRC has experienced two wars and significant political unrest.  Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs or, if applicable, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.

All of the Company's properties are in the exploration or development stage only.  The Company currently operates at a loss and does not generate any revenue from operations.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if applicable, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration and development stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During the nine month periods ended September 30, 2010 and September 30, 2009, the Company recorded a foreign exchange gain of $ 5,385,650 and a foreign exchange gain of $6,261,514, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 29, 2010 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).